EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT





EUROPEAN BANK
for Reconstruction and Development

The financial statements for the Bank for the year ended 31 December 2016 were audited on 8 March 2017 and reviewed by the Board of Directors on 8 March 2017 and have been transmitted to the Board of Governors for approval at the Annual Meeting on 9-11 May 2017

Income statement

For the year ended 31 December 2016	Year to 31 December 2016 € million	Year to 31 December 2015 € million
Interest and similar income		
From Banking loans	1,007	1,127
From fixed-income debt securities and other interest	126	81
Interest expense and similar charges	(237)	(139)
Net interest expense on derivatives	(81)	(170)
Net interest income	815	899
Net fee and commission income	29	28
Dividend income	97	82
Net gains from share investments at fair value through profit or loss	326	197
Net gains/(losses) from loans at fair value through profit or loss	9	(44)
Net gains from loans at amortised cost	15	3
Net gains from Treasury assets held at amortised cost	6	4
Net gains from Treasury activities at fair value through profit or loss and foreign exchange	84	114
Fair value movement on non-qualifying and ineffective hedges	131	(171)
Impairment provisions on Banking loan investments	(57)	120
Impairment provisions on guarantees	(3)	1
General administrative expenses	(445)	(401)
Depreciation and amortisation	(22)	(30)
Net profit for the year from continuing operations	985	802
Transfers of net income approved by the Board of Governors	(181)	(360)
Net profit after transfers of net income approved by the Board of Governors	804	442
Attributable to:		
Equity holders	804	442

Statement of comprehensive income

For the year ended 31 December 2016	**Year to 31 December 2016 € million**	Year to 31 December 2015 € million
Net profit after transfers of net income approved by the Board of Governors	**804**	442
Other comprehensive expense		
1. Items that will not be reclassified subsequently to profit or loss		
Share investments designated as fair value through other comprehensive expense	**12**	(7)
Actuarial losses on defined benefit scheme	**20**	(6)
2. Items that may be reclassified subsequently to profit or loss		
Cash flow hedges	**(2)**	-
Total comprehensive income	**834**	429
Attributable to:		
Equity holders	**834**	429

Balance Sheet

At 31 December 2016	€ million	31 December 2016 € million	€ million	31 December 2015 € million
Assets				
Placements with and advances to credit institutions	14,110		11,724	
Debt securities				
At fair value through profit or loss	926		747	
At amortised cost	8,981		11,329	
	9,907		12,076	
Collateralised placements	-		13	
		24,017		23,813
Other financial assets				
Derivative financial instruments	4,319		4,596	
Other financial assets	214		335	
		4,533		4,931
Loan investments				
Banking portfolio:				
Loans at amortised cost	22,885		21,817	
Less: Provisions for impairment	(1,044)		(1,083)	
Loans at fair value through profit or loss	313		339	
		22,154		21,073
Share investments				
Banking portfolio:				
At fair value through profit or loss	5,265		5,033	
Treasury portfolio:				
Share investments at fair value through other comprehensive income	75		63	
		5,340		5,096
Intangible assets		63		63
Property, technology and office equipment		43		50
Total assets		56,150		55,026
Liabilities				
Borrowings				
Amounts owed to credit institutions and other third parties	2,478		2,590	
Debts evidenced by certificates	35,531		34,280	
		38,009		36,870
Other financial liabilities				
Derivative financial instruments	2,170		2,993	
Other financial liabilities	540		577	
		2,710		3,570
Total liabilities		40,719		40,440
Members' equity attributable to equity holders				
Paid-in capital	6,207		6,202	
Reserves and retained earnings	9,224		8,384	
Total members' equity		15,431		14,586
Total liabilities and members' equity		56,150		55,026
Memorandum items				
Undrawn commitments		12,075		12,959